Exhibit 21.1

SUBSIDIARIES LIST

Direct and Indirect Subsidiaries of Prestige Brands Holdings, Inc.

Name		Jurisdiction of Incorporated/Organization
Blacksmith Brands, Inc.		Delaware
Medtech Holdings, Inc.		Delaware
Medtech Products Inc.		Delaware
Prestige Brands Holdings, Inc.		Virginia
Prestige Brands, Inc.		Delaware
Prestige Brands International, Inc.		Virginia
Prestige Brands (UK) Limited		England and Wales
Prestige Services Corp.		Delaware
The Cutex Company		Delaware
The Spic and Span Company		Delaware
Wartner USA B.V.		Netherlands
PBH Australia Holding Company Pty Limited		Australia
Care Acquisition Company Pty Limited		Australia
Care Pharmaceuticals Pty Limited		Australia
Cellegy Australia Pty Limited		Australia